Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Flower Turbines, Inc.
240 Central Ave.
Lawrence, NY 11559
www.flowerturbines.com

Up to $1,999,992.00 in Common Stock at $12.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Flower Turbines, Inc.
Address: 240 Central Ave., Lawrence, NY 11559
State of Incorporation: DE
Date Incorporated: December 26, 2019

Terms:

Equity

Offering Minimum: $15,000.00 | 1,250 shares of Common Stock
Offering Maximum: $1,999,992.00 | 166,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $12.00
Minimum Investment Amount (per investor): $600.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

Reservation Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus | 5% Bonus Shares

Previous Flower Turbines investors and individuals who attempted to submit an investment in Flower Turbine's previous Reg A campaign post-Feb 17th, 2024 to receive an additional 5% bonus shares when they invest in Flower Turbine's newest Reg CF round on StartEngine.

<u>Early Bird Perks</u>

Early Copper

Invest $1,000+ within the first two weeks of the campaign launch and receive an additional 10% bonus shares on your investment.

Early Bronze

Invest $2,500+ within the first two weeks of the campaign launch and receive an additional 14% bonus shares on your investment.

Early Silver

Invest $5,000+ within the first two weeks of the campaign launch and receive an additional 20% bonus shares on your investment.

Early Gold

Invest $10,000+ within the first two weeks of the campaign launch and receive an additional 30% bonus shares on your investment.

<u>Sleepy Bird Perks:</u>

Sleepy Bird Perk 1

Invest $1,000+ between April 23rd - April 29th and receive an extra 7% bonus shares on your investment.

Sleepy Bird Perk 2

Invest $5,000+ between April 23rd - April 29th and receive an extra 15% bonus shares on your investment.

Sleepy Bird Perk 3

Invest $10,000+ between April 23rd - April 29th and receive an extra 20% bonus shares on your investment.

Volume-Based Perks

Copper

Invest $1,000+ and receive 5% bonus shares on your investment.

Bronze

Invest $5,000+ and receive 10% bonus shares on your investment.

Silver

Invest $10,000 and receive 15% bonus shares on your investment.

Gold

Invest $20,000 and receive 20% bonus shares on your investment.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Flower Turbines will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Reservation Bonus, and/or Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

We design, manufacture, and sell small vertical axis wind turbines, which, compared with current small drag-type wind turbines, are more aerodynamically efficient, emit less noise and vibrations, and are aesthetically designed. We have solved the aerodynamic blade design issues that plague many of our competitors' wind turbines. Our goal is to make our sleek, innovative, and efficient small wind turbines the foundation of a large global renewable energy company. We currently offer, one, two, three, five, and six-meter high versions of our wind turbines, that can produce power ranging from tens of watts up to 10,000 watts.

Flower Turbines has been in existence since 2013, originally founded as an LLC in New York and most recently converted to Flower Turbines, Inc., a Delaware corporation. In 2019 Flower Turbines LLC completed a Regulation Crowdfunding campaign on StartEngine. In December 2019, Flower Turbines LLC became Flower Turbines, Inc., a Delaware Corporation.

The business entities are the same and all business-related materials transferred from the LLC to the new corporation. Flower Turbines, Inc. operates a wholly owned subsidiary Flower Turbines BV in the Netherlands. It addresses the EU market, which is currently more advanced than the US. Today, we are providing an opportunity to invest in Flower Turbines, Inc., the head company.

On March 27, 2019, we formed Flower Turbines B.V., a Netherlands company, to sell, install, and develop sustainable energy solutions in the European Union. In January 2020, we extended our business into the electric mobility vertical through Flower Turbines B.V.'s acquisition of a product line of charging stations, which include stationary poles, outdoor benches, and workstations, which can charge electric vehicles and other products such as mobile phones. The charging stations generate power through wind, solar, and grid energy. We outfit some of these charging stations with our wind turbines.

Competitors and Industry

We compete with other manufacturers of wind turbines, and other alternative energy providers such as solar technology. We believe that our turbines provide more than economic value for the customers—something that was often missing with other small turbines. Because we created so many innovative technologies, we believe that we compete more with the grid than with other small turbines, which we believe do not come close to us in terms of the many features we offer, such as low starting speed, high speed durability, bird friendliness, low noise, esthetics, and ability to cluster the turbines synergistically. Large turbines are more cost-effective but what counts for a consumer is the cost by the time it reaches them, and that is where we compete.

There are hundreds of small wind manufacturers, but we can narrow down our competitors as follows:

Flower Turbines are in the category of drag vertical axis turbines, of which there are few. The other vertical axis types are lift (noisy and can kill birds) and helical (least efficient).

Within the drag group, Flower Turbines stand out as the only ones with patent-granted and pending higher efficiency designs while remaining very low in noise, a patented cluster effect that allows greater project density (and enables only Flower Turbines to make farms of small turbines, a change in the market from one at a time sales), bird friendliness, and a copyrighted design.

The small wind industry has failed to materialize as a large industry like solar due to previous limitations without our technology.

Current Stage and Roadmap

Current Stage

We have built an in-house sales and marketing team to sell our turbines and charging stations directly and have and are developing partnerships with resellers. We are exploring developing a leasing program similar to those commonly used in the solar industry.

We intend to focus marketing our wind turbines in selected markets in the United States and abroad characterized by high winds and high electricity prices, such as the east and west coasts of the United States, the Midwest, Hawaii and the North Sea and Baltic Sea adjacent countries in Europe. We intend to focus marketing our e-bike power stations in flat areas of Europe, such as the Netherlands, Belgium, Germany, and Denmark, and in other cities worldwide.

We have begun manufacturing and assembling certain products in our facility in Lubbock, Texas. We are starting to produce some of our own wind turbine electronics starting with charge controllers. We plan to develop this into a related business in which we can use them ourselves and also sell or license our electronics to other wind turbine companies. We also outsource manufacturing and assembly to various manufacturers located in the Netherlands.

We currently offer, one, two, three, four, five, and six-meter high versions of our wind turbines, that can produce power ranging from tens of watts to up to 10,000 watts.

Flower Turbines has the technology based on around 30 patents to become a major force in renewable energy worldwide. Our current challenge is the scale up. We now have a large product line.

Future Roadmap

We are investing in the continued growth of our brand and are seeking to hit the following milestones during 2024:

- Launch of all wind turbine sizes in the United States.

- EU$500,000 in revenue from sales by Flower Turbines B.V., in the European Union.

- US$500,000 in revenue from sales of small turbines in the United States.

- US$5,000,000 in revenue from exports of turbines outside of the United States. A contract for around that amount is currently in the final stages of negotiation.

- Increase concentration of sales in the EU time by adding salespeople and their support and outsourcing all production with drop shipping.

- Developing projects to sell electricity as well as turbines.

Please note the above are financial goals and projections for 2024, there is no guarantee that the company will achieve these results and these are our goals.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Dr. Mark Daniel Farb

Dr. Mark Daniel Farb's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Office, Chief Financial Officer, Secretary & Director
  Dates of Service: December, 2019 - Present
  Responsibilities: Dr. Mark Daniel Farb serves as the chief executive officer, chief financial officer, secretary and sole director, since our inception in December 2019. Prior thereto, Dr. Farb served as the Manager of our predecessor-in-interest, Flower Turbines LLC, since its founding in September 2014. Dr. Mark Daniel Farb currently receives cash compensation of $183,000 per year for this role.

Other business experience in the past three years:

- Employer: Leviathan Energy
  Title: CEO
  Dates of Service: June, 2006 - Present
  Responsibilities: Oversees corporate decisions. Leviathan Energy has been put on hold while Mr. Farb grows Flower Turbines. Mr. Farb does not work on Leviathan Energy during a work week.

Name: Warren Stoll

Warren Stoll 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: May, 2021 - Present
  Responsibilities: Mr. Stoll manages operations to provide strategic advice, and oversees administrative and operational functions - reporting directly to the CEO. Mr. Stoll currently receives salary compensation of $144,000 for this role.

Other business experience in the past three years:

- Employer: Loantime
  Title: CEO
  Dates of Service: June, 2017 - May, 2021
  Responsibilities: Setting the organizations direction, aligning the organization and managing personal effectiveness.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

Even if we are successful in this offering, we may need to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock, including, but not limited to, having dividend and liquidation preferences. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We compete with major international and domestic renewable energy companies, including, GE, Siemens, and Enercon. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel, and other resources than we do. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion, and sales of alternative energy products than we can. In addition, many of our competitors are developing and are currently producing products based on new solar energy technologies that may ultimately have costs similar to, or lower than, our projected costs.

We are an early stage company and have not yet generated any profits

We are an early stage company and have a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Flower Turbines has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including research and development, engineering, manufacturing, shipping, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our research and development partners, third party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition, and operating results. There is currently a risk that the coronavirus outbreak in countries around the world may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our financial statements include a going concern note.
Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time. Our entry into the US market in 2022 is expected to decrease that risk.

We depend on certain key personnel and must attract and retain additional talent.
Our future success depends on the efforts of key personnel and consultants, especially our sole officer and director, Dr. Mark Daniel Farb. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The success of our business is highly correlated to general economic conditions.
Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In addition, if the intensity and frequency of hurricanes, tornados, and other adverse weather conditions results from global warming, or otherwise, the same could affect the viability of our turbines to withstand such adverse weather in certain markets, which could adversely effect our business.

Developing new products and technologies entails significant risks and uncertainties.
The failure of our products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

The growth of our business depends on our ability to finance new products.
We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

We face intense competition, and many of our competitors have substantially greater resources than we do.

We compete with major international and domestic renewable energy companies, including, GE, Siemens, and Enercon. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel, and other resources than we do. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion, and sales of alternative energy products than we can. In addition, many of our competitors are developing and are currently producing products based on new solar energy technologies that may ultimately have costs similar to, or lower than, our projected costs.

If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.

Since our products are electricity-delivering devices and our turbines have fast moving blades, it is possible that users or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments.

We could incur substantial costs to comply with environmental, health and safety ("EHS") laws and regulations and to address violations of or liabilities under these requirements.

Our operations are subject to a variety of EHS laws and regulations in the jurisdictions in which we operate and sell products governing, among other things, health, safety, pollution and protection of the environment and natural resources, including the use, handling, transportation and disposal of non-hazardous and hazardous materials and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil, product content, performance and packaging. We cannot guarantee that we have been, or will at all times be, in compliance with such laws and regulations. Changes in existing EHS laws and regulations, or their application, could cause us to incur additional or unexpected costs to achieve or maintain compliance. Failure to comply with these laws and regulations, obtain the necessary permits to operate our business, or comply with the terms and conditions of such permits may subject us to a variety of administrative, civil and criminal enforcement measures, including the imposition of civil and criminal sanctions, monetary fines and penalties, remedial obligations, and the issuance of compliance requirements limiting or preventing some or all of our operations. The assertion of claims relating to regulatory compliance, on or off site contamination, natural resource damage, the discovery of previously unknown environmental liabilities, the imposition of criminal or civil fines or penalties and/or other sanctions, or the obligation to undertake investigation, remediation or monitoring activities could result in potentially significant costs and expenditures to address contamination or resolve claims or liabilities. Such costs and expenditures could have a material adverse effect on our business, financial condition or results of operations. Under certain circumstances, violation of such EHS laws and regulations could result in us being disqualified from eligibility to receive federal government contracts or subcontracts under the federal government's debarment and suspension system. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of currently and formerly owned, leased or operated properties, or properties to which hazardous substances or wastes were sent by current or former operators at our current or former facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from hazardous substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or use our properties as collateral for financing. We also could be held liable under third-party claims for property damage, natural resource damage or personal injury and for penalties and other damages under such environmental laws and regulations, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to comply with regulatory requirements is critical to our future success, and there can be no guarantee that our businesses are in full compliance with all such requirements.

As a manufacturer and distributor of wind and other energy industry products we are subject to the requirements of federal, state, local, and foreign regulatory authorities. In addition, we are subject to several authorities setting industry standards. Changes in the standards and requirements imposed by such authorities could have a material adverse effect on us. In the event we are unable to meet any such standards when adopted, our businesses could be adversely affected. We may not be able to obtain all regulatory approvals, licenses, and permits that may be required in the future, or any necessary modifications to existing regulatory approvals, licenses and permits, or maintain all required regulatory approvals, licenses and permits. There can be no guarantee that our businesses are fully compliant with such standards and requirements.

The U.S. wind energy industry is significantly impacted by tax and other economic incentives. A significant change in these incentives could significantly impact our results of operations and growth.

The U.S. wind energy industry is significantly impacted by federal tax incentives and state Renewable Portfolio Standards ("RPSs"), which have provided material incentives to develop wind energy generation facilities and thereby impact the demand for our products. One such federal government program is the production tax credit ("PTC"), which provides economic incentives to the owners of wind energy facilities in the form of a tax credit. Despite recent reductions in the cost of wind energy, due to variability in wind quality and consistency, and other regional differences, wind energy may not be economically viable in certain parts of the country absent such incentives. The increased demand for our products that generally results from the credits and incentives could be impacted by the expiration or curtailment of these programs. A new set of incentives under the Inflation Reduction Act of 2022 have just been released and could affect our finances positively because we sell and manufacture in the US for North America.

Changes to trade regulation, quotas, duties or tariffs, and sanctions caused by changing U.S. and geopolitical policies, may impact our competitive position or adversely impact our margins.

New tariffs have resulted in increased prices, including with respect to certain steel products, and could adversely affect our consolidated results of operations, financial position, and cash flows. These tariffs, along with any additional tariffs or trade restrictions that may be implemented by the U.S. or other countries, could result in further increased prices and a decreased available supply of steel and other imported components and inputs. We may not be able to pass price increases on to our customers and may not be able to secure adequate alternative sources of steel on a timely basis.

Risks of borrowing and restrictions on our ability to borrow.

We currently have an outstanding loans and may have to seek loans in the future from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We own or license from Dr. Farb, various patents issued by various jurisdictions, which cover various aspects of our technology. We also license from Dr. Farb various domain names and trademarks, and we hold various trade secrets related to the manufacturing and construction of our turbines. In addition, we plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease deploying our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including research and development, engineering, manufacturing, shipping, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our research and development partners, third party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition, and operating results. There is currently a risk that the coronavirus outbreak in countries around the world may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

We do not own all of our intellectual property.
We have a royalty free license to use certain patents, trademarks, copyrights and other intellectual property rights from Dr. Farb, all of them pursuant to a 20 year, royalty free, world-wide, exclusive license, and an assignment to Leviathan Energy Wind Lotus, Ltd. Therefore, our investors will not receive any benefits associated with the ownership of such intellectual property rights. Although our license has a term of 20 years, if we were to default under the license agreement and lose our ability to use these patents, trademarks and other intellectual property, it would have a material adverse impact on our business, financial condition, operating results and prospects, and you could lose your investment.

Because no public trading market for our common stock currently exists, it will be difficult for you to sell the common stock and, if you are able to sell the common stock, you may have to sell them at a substantial discount to the price you paid for the common stock.
While our common stock has registered to be listed on StartEngine Secondary, we have not yet commenced such listing, and therefore, there is no public trading market. In addition, we may never commence such listing, and if we do, we may terminate such listing at any time. Even if we commence such listing, an active public trading market may never develop. Until the common stock is listed on an exchange on which there is an active trading market, if ever, you may not be able to sell your common stock, unless through a private sale in which the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your common stock promptly or at all. If you can sell your common stock, you may have to sell them at a substantial discount to the price you paid for the common stock.

Investors in our common stock will have to assign their voting rights.
The holders of common stock issued in this offering will grant an irrevocable voting proxy to our chief executive officer (the "Proxy"), that will limit their ability to vote their common stock until the occurrence of certain events specified in the proxy, which may never occur. The inability of the holders of common stock issued in this offering to vote their common stock, and the provision of a voting proxy to our chief executive officer, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Our Subscription Agreement limits the liability of the proxy.
Pursuant to the Subscription Agreement, other than with respect to the gross negligence or willful misconduct of the Proxy, the Proxy will not be liable for any actions he/she takes or fails to take, in his/her capacity as the Proxy, while acting in good faith. Therefore, if the Proxy takes actions or omits to take actions which investors deem to be not in their best interests, as long as such actions do not constitute gross negligence or willful misconduct, and the Proxy is acting in good faith, the investors would not have any recourse against the Proxy.

Our Subscription Agreement provides the proxy with certain indemnification rights against the investors
Under the Subscription Agreement, except to the extent prohibited by applicable federal and state securities laws, each investor agrees to indemnify the Proxy from all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of such investor, in each case as such losses are suffered or incurred. While it is the opinion of the Securities and Exchange Commission, that such indemnification is against public policy and is therefore unenforceable, and it is uncertain whether a court would enforce such provision, if it did, investors in this offering could have indemnification obligations to the Proxy.

Our sole director and chief executive officer has voting control.
As of the date of this Offering Circular, Dr. Mark Daniel Farb our sole executive officer and director, holds over 70% of our common stock, and via voting proxies, holds substantially all voting power. As a result, Dr. Farb is able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor.
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created

by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the agreement, by a federal or state court in the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Using a credit card to purchase shares may impact the return on your investment.

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the common stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the common stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants, especially our sole officer and director, Dr. Mark Daniel Farb. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The success of our business is highly correlated to general economic conditions.
Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

Natural disasters and other events beyond our control could materially adversely affect us
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In addition, if the intensity and frequency of hurricanes, tornados, and other adverse weather conditions results from global warming, or otherwise, the same could affect the viability of our turbines to withstand such adverse weather in certain markets, which could adversely effect our business.

The growth of our business depends on our ability to finance new products.
We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

Developing new products and technologies entails significant risks and uncertainties.
The failure of our products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.
Since our products are electricity-delivering devices and our turbines have fast moving blades, it is possible that users or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments.

Investors in our common stock will have to assign their voting rights
The holders of common stock issued in this offering will grant an irrevocable voting proxy to our chief executive officer (the "Proxy"), that will limit their ability to vote their common stock until the occurrence of certain events specified in the proxy, which may never occur. The inability of the holders of common stock issued in this offering to vote their common stock, and the provision of a voting proxy to our chief executive officer, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Our sole director and chief executive officer has voting control.
As of the date of this Offering Circular, Dr. Mark Daniel Farb our sole executive officer and director, holds over 70% of our common stock, and via voting proxies, holds substantially all voting power. As a result, Dr. Farb is able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

We could incur substantial costs to comply with environmental, health and safety ("EHS") laws and regulations and to address violations of or liabilities under these requirements.
Our operations are subject to a variety of EHS laws and regulations in the jurisdictions in which we operate and sell products governing, among other things, health, safety, pollution and protection of the environment and natural resources, including the use, handling, transportation and disposal of non-hazardous and hazardous materials and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil, product content,

performance and packaging. We cannot guarantee that we have been, or will at all times be, in compliance with such laws and regulations. Changes in existing EHS laws and regulations, or their application, could cause us to incur additional or unexpected costs to achieve or maintain compliance. Failure to comply with these laws and regulations, obtain the necessary permits to operate our business, or comply with the terms and conditions of such permits may subject us to a variety of administrative, civil and criminal enforcement measures, including the imposition of civil and criminal sanctions, monetary fines and penalties, remedial obligations, and the issuance of compliance requirements limiting or preventing some or all of our operations. The assertion of claims relating to regulatory compliance, on or off site contamination, natural resource damage, the discovery of previously unknown environmental liabilities, the imposition of criminal or civil fines or penalties and/or other sanctions, or the obligation to undertake investigation, remediation or monitoring activities could result in potentially significant costs and expenditures to address contamination or resolve claims or liabilities. Such costs and expenditures could have a material adverse effect on our business, financial condition or results of operations. Under certain circumstances, violation of such EHS laws and regulations could result in us being disqualified from eligibility to receive federal government contracts or subcontracts under the federal government's debarment and suspension system. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of currently and formerly owned, leased or operated properties, or properties to which hazardous substances or wastes were sent by current or former operators at our current or former facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from hazardous substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or use our properties as collateral for financing. We also could be held liable under third-party claims for property damage, natural resource damage or personal injury and for penalties and other damages under such environmental laws and regulations, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to comply with regulatory requirements is critical to our future success, and there can be no guarantee that our businesses are in full compliance with all such requirements.

As a manufacturer and distributor of wind and other energy industry products we are subject to the requirements of federal, state, local, and foreign regulatory authorities. In addition, we are subject to several authorities setting industry standards. Changes in the standards and requirements imposed by such authorities could have a material adverse effect on us. In the event we are unable to meet any such standards when adopted, our businesses could be adversely affected. We may not be able to obtain all regulatory approvals, licenses, and permits that may be required in the future, or any necessary modifications to existing regulatory approvals, licenses and permits, or maintain all required regulatory approvals, licenses and permits. There can be no guarantee that our businesses are fully compliant with such standards and requirements

The U.S. wind energy industry is significantly impacted by tax and other economic incentives. A significant change in these incentives could significantly impact our results of operations and growth

The U.S. wind energy industry is significantly impacted by federal tax incentives and state Renewable Portfolio Standards ("RPSs"), which have provided material incentives to develop wind energy generation facilities and thereby impact the demand for our products. One such federal government program is the production tax credit ("PTC"), which provides economic incentives to the owners of wind energy facilities in the form of a tax credit. Despite recent reductions in the cost of wind energy, due to variability in wind quality and consistency, and other regional differences, wind energy may not be economically viable in certain parts of the country absent such incentives. The increased demand for our products that generally results from the credits and incentives could be impacted by the expiration or curtailment of these programs. A new set of incentives under the Inflation Reduction Act of 2022 have just been released and could affect our finances positively because we sell and manufacture in the US for North America.

Changes to trade regulation, quotas, duties or tariffs, and sanctions caused by changing U.S. and geopolitical policies, may impact our competitive position or adversely impact our margins.

New tariffs have resulted in increased prices, including with respect to certain steel products, and could adversely affect our consolidated results of operations, financial position, and cash flows. These tariffs, along with any additional tariffs or trade restrictions that may be implemented by the U.S. or other countries, could result in further increased prices and a decreased available supply of steel and other imported components and inputs. We may not be able to pass price increases on to our customers and may not be able to secure adequate alternative sources of steel on a timely basis.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We own or license from Dr. Farb, various patents issued by various jurisdictions, which cover various aspects of our technology. We also license from Dr. Farb various domain names and trademarks, and we hold various trade secrets related to the manufacturing and construction of our turbines. In addition, we plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease deploying our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We do not own all of our intellectual property
We have a royalty free license to use certain patents, trademarks, copyrights and other intellectual property rights from Dr. Farb, all of them pursuant to a 20 year, royalty free, world-wide, exclusive license, and an assignment to Leviathan Energy Wind Lotus, Ltd. Therefore, our investors will not receive any benefits associated with the ownership of such intellectual property rights. Although our license has a term of 20 years, if we were to default under the license agreement and lose our ability to use these patents, trademarks and other intellectual property, it would have a material adverse impact on our business, financial condition, operating results and prospects, and you could lose your investment.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Mark Daniel Farb	7,311,000	Common Stock	70.15%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 166,666 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 11,140,180 outstanding.

Voting Rights

One vote per share. Please see voting rights of the securities sold in this offering which contain a voting proxy below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends

The holders of our common stock will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

Liquidation

Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

Voting Rights

The holders of our common stock are entitled to one vote per share, however, all holders of common stock who are investors have granted, and all holders of common stock issued in this offering shall grant, a voting proxy to our chief executive officer, that will limit investors' ability to vote their common stock until the occurrence of events specified in the proxy. See "Securities Being Offered - Voting Proxy".

Other Rights

The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Stock Options

The total amount outstanding includes 418,000 shares to be issued according to stock options, reserved but unissued.

The total amount outstanding includes 300,000 shares to be issued pursuant to stock options issued.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $8,561,903.00
  Number of Securities Sold: 1,398,440
  Use of proceeds: Engineering, R&D, Manufacturing, Marketing and Sales, Public Relations, Patents & IP, Certifications and Working Capital
  Date: January 04, 2021
  Offering exemption relied upon: Regulation A+

- Type of security sold: Common Stock Options
  Final amount sold: $0.00
  Use of proceeds: NA
  Date: January 21, 2021
  Offering exemption relied upon: Rule 701

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $4,169,160.00
  Number of Securities Sold: 384,145
  Use of proceeds: Engineering, R&D, Manufacturing, Marketing and Sales, Public Relations, Patents & IP, Certifications and Working Capital
  Date: February 17, 2023
  Offering exemption relied upon: Regulation A+

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

For the 2022 Annual Period we had revenues of $247,208, compared to $338,643 for the 2021 Annual Period. The decrease in revenues during the 2022 Annual Period is primarily, as a result of fewer sales of turbines by Flower Turbines B.V. The first sales from US production began in June 2022.

Cost of Goods Sold

For the 2022 Annual Period our costs of goods sold was $573,805, compared to $477,995 for the 2021 Annual Period. The increase in the cost of goods sold during the 2022 Annual Period is primarily a result of an increase in material costs and logistics expenses.

Gross Loss

For the 2022 Annual Period our gross loss was $326,597, compared to $139,352 for the 2021 Annual Period.

Operating Expenses

For the 2022 Annual Period, our total operating expenses were $3,363,713, consisting of $789,919 for research and development expenses, $18,500 for sales and marketing expenses, and $2,555,294 for general and administrative costs. For the 2021 Annual Period, our total operating expenses were $2,998,210, consisting of $330,537 for research and development expenses, $12,754 for sales and marketing expenses, and $2,654,919 for general and administrative costs. The increase in operating expenses during the 2022 Annual Period, primarily the result of increased research and development expenses relating to our development of new charging systems, increased patent prosecution costs, and increased staff.

Loss from Operations

For the 2022 Annual Period we had an operating loss of $3,690,310, compared to an operating loss of $3,137,562 for the 2021 Annual Period. The increase in operating loss during the 2022 Annual Period is primarily the result of increased research and development expenses.

Other Income/Expenses

For the 2022 Annual Period, we had total other income and expenses of -$19,066, compared to other income and expense of -$4,104 for the 2021 Annual Period.

Net Loss

For the 2022 Annual Period we had a net loss of $3,709,376, compared to a net loss of $3,141,666 for the 2021 Annual Period.

Historical results and cash flows:

The Company is currently in the research and development stage in some respects and the growth phase in others so it is not yet fully focused on revenue generation. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because there are large opportunities coming up and the problems of COVID and supply chains are mostly over. Past cash was primarily generated through equity investments. Our goal is to grow salessubstantially now, particularly large scale projects. Most of the potential customers who contact us are smaller, but we are spending more time reaching larger potential clients.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2024, the Company has capital resources available in the form of approximately $700,000 cash making its way through the funding escrow.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support operations, research and development and marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of approximately $100,000 primarily for operating expenses and research and development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of approximately $100,000 primarily for operating expenses and research and development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including venture capital and angel investors, and are contemplating conducting a Regulation D/Reguation S offering later in 2024.

Indebtedness

- Creditor: Dr. Farb
  Amount Owed: $100,500.00
  Interest Rate: 0.0%
  Maturity Date: February 01, 2025

- Creditor: Leaf Financing
  Amount Owed: $80,000.00
  Interest Rate: 10.0%
  Maturity Date: May 30, 2028

- Creditor: RaboBank
  Amount Owed: $55,934.00
  Interest Rate: 7.5%
  Maturity Date: November 01, 2026

Related Party Transactions

- Name of Entity: Dr. Mark Daniel Farb
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During 2023, Dr. Mark Daniel Farb personally loaned the company an aggregate of $100,500 to cover operating expenses.
  Material Terms: Dr. Farb loaned $7,000 in January 2023, which loan does not accrue interest and has no maturity date. Between October and December 2023, Dr. Farb loaned the company an aggregate of $93,500 in various installments, which loan has no maturity date, and commences accruing interest in the amount of 10% per annum if not repaid by March 1, 2024.

Valuation

Pre-Money Valuation: $133,682,160.00

Valuation Details:

The company determined its pre-money valuation based on the value of its intellectual property, its sales growth, and product development. The company has expanded its team in the US and is starting to sell products in the US. The company has an even stronger patent position, including a new area of innovation, small wind turbine controller electronics, which we are starting to manufacture for our use and will extend to sales to other turbines. There is a possibility these innovations will apply to large wind turbines as well. If so, there is potential for licensing to a market outside our own. We have opened up an additional market for our turbines as a luxury art brand, with a famous actor and artist as a brand ambassador and first artist, and our turbines are displayed in fancy galleries. See www.flowerpower.vip.

Our IP portfolio: The filings in many countries of Savonius Wind Turbine Ratios is a core patent that gives formulas on how to make a more efficient turbine. It solidifies our lead in the small vertical axis turbine space. Two of these have been granted since then. These were all filed over the past few years. We also filed a manufacturing PCT Attaching Curved Objects to Shafts in several key countries that can block anyone from making blades as strong as ours while still being light. As an example of its value, we took the turbine with blades built with this innovation a few weeks ago on top of a truck driving at 115 mph with zero damage. We have filed over 10 PCT electronics patents in the past two years. The biggest set of innovations is in wind turbine electronics. Half are already granted. We have the potential to license some of these innovations to large wind turbine companies and are preparing our innovations for more advanced filing. We have filed and received a US patent on Slanted Roof Installation for Wind Turbines; this and other related patents can enable us to sell turbines installed cheaply into the residential wind-slanted roof market just like solar. We have a similar product for flat roofs. We engaged a patent IP firm in China to evaluate the PCTs filed or granted in China alone.

Based on the above analysis, we determined our pre-money valuation.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,999,992.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  10.0%
  Some trade shows

- Research & Development
  40.0%
  Prototyping, testing, staff

- Company Employment
  25.0%
  staff expansion in US and EU

- Operations
  10.0%

rent, equipment, etc.

- Working Capital
  8.5%
  ordering pieces in bulk

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.flowerturbines.com (https://flowerturbines.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flowerturbines

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Flower Turbines, Inc.

[See attached]

Flower Turbines, Inc.
A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report
December 31, 2022 and 2021

Flower Turbines, Inc.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1-2
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years then ended:	
Consolidated Balance Sheets	3
Consolidated Statements of Operations and Comprehensive Income/(Loss)	4
Consolidated Statements of Changes in Stockholders' Equity	5
Consolidated Statements of Cash Flows	6
Notes to Consolidated Financial Statements	7–15



INDEPENDENT AUDITORS' REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
Flower Turbines, Inc.
Long Beach, New York

Opinion

We have audited the consolidated financial statements of Flower Turbines, Inc. ("the Company") (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2022 and 2021 and the related consolidated statements of operations and comprehensive income/(loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Flower Turbines, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Flower Turbines, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has not yet generated profits since inception, has sustained losses and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Flower Turbines, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Flower Turbines, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Flower Turbines, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
May 31, 2023

FLOWER TURBINES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2021

	2022	2021
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 252,441	$ 2,350,678
Prepaid expenses	18,309	78,224
Accounts receivable	123,909	133,151
Other assets	-	131,097
Inventory	438,364	139,230
Investments	487,226	-
Funds held in escrow	-	2,332,322
Total Current Assets	1,320,249	5,164,702
Non-Current Assets:		
Property and equipment, net	162,519	40,580
Intangible assets	87,452	-
Right of use asset	99,434	-
Total Non-Current Assets	349,405	40,580
TOTAL ASSETS	$ 1,669,654	$ 5,205,282
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 98,444	$ 281,651
Deferred revenue	239,864	146,912
Right of use liability - current	49,605	-
Accrued expenses	46,899	64,240
Notes payable - current	3,962	3,676
Total Current Liabilities	438,774	496,479
Long-Term Liabilities:		
Notes payable - net of current	40,785	53,258
Right of use liability - net of current	65,874	-
Total Long-Term Liabilities	106,659	53,258
Total Liabilities	545,433	549,737
Stockholders' Equity:		
Common stock, $0.0001 par, 20,000,000 shares authorized, 9,975,566 and 9,971,680 shares issued and outstanding as of December 31, 2022 and 2021, respectively.	998	998
Additional paid-in capital	10,395,467	10,223,395
Accumulated deficit	(9,222,540)	(5,513,164)
Accumulated other comprehensive loss	(49,704)	(55,684)
Total Stockholders' Equity	1,124,221	4,655,545
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,669,654	$ 5,205,282

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
For the years ended December 31, 2022 and 2021

	2022	2021
Net revenues	$ 247,208	$ 338,643
Cost of net revenues	(573,805)	(477,995)
Gross profit/(loss)	(326,597)	(139,352)
Operating Expenses:		
General & administrative	2,555,294	2,654,919
Sales & marketing	18,500	12,754
Research and development	789,919	330,537
Total Operating Expenses	3,363,713	2,998,210
Loss from operations	(3,690,310)	(3,137,562)
Other Income/(Expense):		
Interest expense	(4,902)	(4,469)
Interest income	-	423
Other expense	(14,164)	(58)
Total Other Income/(Expense)	(19,066)	(4,104)
Net loss	(3,709,376)	(3,141,666)
Foreign currency translation gain/(loss)	5,980	(40,133)
Other comprehensive loss	$ (3,703,396)	$ (3,181,799)
Basic and diluted net loss per share	$ (0.37)	$ (0.33)
Weighted average shares outstanding - basic and diluted	9,973,623	9,464,027

FLOWER TURBINES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2022 and 2021

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Number of Shares	Amount				
Balance at January 1, 2021	8,947,960	$ 900	$ 2,464,674	$ (2,371,498)	$ (15,551)	$ 78,525
Issuance of shares - Regulation A	903,960	90	8,065,207	-	-	8,065,297
Shares issued in exchange for cash	119,760	8	556,605	-	-	556,613
Offering costs	-	-	(863,091)	-	-	(863,091)
Net loss	-	-	-	(3,141,666)	(40,133)	(3,181,799)
Balance at December 31, 2021	9,971,680	998	10,223,395	(5,513,164)	(55,684)	4,655,545
Issuance of shares - Regulation A	3,886	-	199,252	-	-	199,252
Offering costs	-	-	(27,180)	-	-	(27,180)
Net loss	-	-	-	(3,709,376)	5,980	(3,703,396)
Balance at December 31, 2022	9,975,566	$ 998	$ 10,395,467	$ (9,222,540)	$ (49,704)	$ 1,124,221

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

-5-

FLOWER TURBINES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows From Operating Activities		
Net loss	$(3,709,376)	$(3,141,666)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	30,858	11,322
Inventory reserve charge	344,362	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	9,242	(124,591)
(Increase)/Decrease in prepaid expenses	60,245	(42,940)
(Increase)/Decrease in other assets	131,097	(78,630)
(Increase)/Decrease in inventory	(643,496)	(98,250)
(Increase)/Decrease in right of use asset	(99,434)	-
Increase/(Decrease) in accounts payable	(183,205)	182,668
Increase/(Decrease) in accrued expenses	(17,342)	44,653
Increase/(Decrease) in deferred revenue	92,952	52,205
(Increase)/Decrease in right of use liability	115,479	-
Net Cash Used In Operating Activities	(3,868,618)	(3,195,229)
Cash Flows From Investing Activities		
Patent costs	(87,452)	(31,320)
Purchase of investments	(487,226)	-
Purchase of property of equipment	(152,797)	(40,772)
Net Cash Used In Investing Activities	(727,475)	(72,092)
Cash Flows From Financing Activities		
Payments on notes payable	(12,188)	(5,207)
Proceeds from issuance of stock	2,531,244	6,476,179
Offering costs	(27,180)	(863,091)
Net Cash Provided By Financing Activities	2,491,876	5,607,881
Cash effects of foreign currency translation loss	5,980	(40,133)
Net Change In Cash	(2,098,237)	2,300,427
Cash at Beginning of Period	2,350,678	50,251
Cash at End of Period	$ 252,441	$ 2,350,678
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 4,902	$ 4,469
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Flower Turbines, Inc. and subsidiary (collectively the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a New York limited liability company on September 25, 2013 under the name Flower Turbines, LLC. The LLC converted to a Delaware corporation on December 26, 2019. The Company develops unique designs for wind turbines. On March 27, 2019 Flower Turbines B.V. (the "Subsidiary") was formed in the Netherlands. Flower Turbines B.V. was a 96% owned subsidiary of the Company and was formed for the sale, installation, and development of sustainable energy solutions inside Europe. During 2022, the Company purchased the remaining 4% interest in the subsidiary and the Company is now the sole owner.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Flower Turbines, Inc., along with its wholly owned subsidiary, Flower Turbines B.V. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Noncontrolling Interests

Noncontrolling interests represents minority owners' share of net income or losses and equity in the Company's majority-owned consolidated subsidiary. During 2019, the Company owned 88% of the subsidiary, in 2020, the Company acquired an additional 8% of the subsidiary, and in June 2022 acquired an additional 4% of the subsidiary, at which time it became a wholly owned subsidiary of the Company. The financial statements have been retrospectively adjusted to reflect the change, and that there was no impact on net loss for the period ended December 31, 2021.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

FLOWER TURBINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2022 and 2021, the Company carried receivables of $147,196 and $133,151 and allowances of $23,287 and $0 against such, all respectively.

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. As of December 31, 2022 and 2021, the Company had $0 and $64,448 of inventory in transit, respectively and the remainder consisted of finished goods held for sale.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (5 years). The Company's property and equipment is assessed annually for indications of impairment. The Company's property and equipment are recorded at costs of $194,780 and $48,289 and are presented net of accumulated depreciation of $32,261 and $7,709 as of December 31, 2022 and 2021, respectively. Depreciation expense of $30,858 and $11,322 were recorded for the years ended December 31, 2022 and 2021, respectively.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering. There were no deferred offerings costs capitalized to the balance sheet as of December 31, 2022 and 2021, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

	Total	Level 1	Level 2	Level 3
Investment in equity securities	$ 78,754	$ 78,754	$ -	$ -
Total	$ 78,754	$ 78,754	$ -	$ -

The Company holds domestic municipal bonds totaling $408,472 and is classified as held to maturity and the Company reviews the investments on an annual basis to determine possible impairments. No impairment was recorded for the year ended December 31, 2022.

The Company holds investments in equity securities totaling $78,754, the Company records the assets at fair value and reviews the investments on an annual basis to determine possible impairments. No impairment was recorded for the year ended December 31, 2022.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2022, the Company did not hold funds in excess of FDIC insurance limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

FLOWER TURBINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing.

75% and 46% of revenue came from 6 and 2 customers during the year ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, $239,864 and $146,912 of deferred revenue were recorded, respectively. The $146,912 of deferred revenue was recognized as revenue in the year ended December 31, 2022. Revenues are recognized on these arrangements after the units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved. Substantially, all revenue recorded for the years ended December 31, 2022 and 2021 were for sales through the subsidiary.

Research and Development

The Company expenses research and development costs when incurred.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until December 26, 2019, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the December 26, 2019 conversion to a corporation, the Company was taxed as a corporation. The Company estimates it will have a net operating loss carryforward of $4,725,420 as of December 31, 2022. The Company pays federal and New York income taxes at a combined effective rate of approximately 26% and has used this effective rate to derive a net deferred tax asset of $1,228,609 as of December 31, 2022, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero, there was no net operating loss recorded for December 31, 2022. The 2022 tax returns have not yet been filed as of the issuance of these consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company's U.S. operations. The functional currency for the Subsidiary is its local currency. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At December 31, 2022 and 2021, the foreign currency translation gain/(loss) was $5,981 and ($40,133), respectively.

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of net assets. Accordingly, prior periods have not been restated to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on net assets.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits since inception, has sustained losses of $3,709,376 and $3,141,666 for the years ended December 31, 2022 and 2021, respectively, and has negative cash flows from operations for the years ended December 31, 2022 and 2021, respectively and the Company is reliant on continual financing.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to utilize existing fundraising capital to increase sales and obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy it liquidity needs through its Regulation A offering in 2023 and increasing its sales. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

The Company was originally incorporated as a New York limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests in the LLC. Upon conversion to a Delaware corporation in December 2019, the Company authorized 2,500,000 shares of common stock at $0.0001 par value. During 2021, the Company executed a 10-1 stock split and amended it's Articles of Incorporation increasing its authorized shares to 20,000,000. As of December 31, 2022 and 2021, 9,975,566 and 9,971,680 shares of common stock were issued and outstanding, respectively.

<u>Stock and Membership Units</u>

In 2022, the Company had raised $199,252 through issuance of its common stock pursuant to an offering under Regulation A, where 3,886 shares were issued at $51.27 per share. In 2021, the Company had raised $8,065,297 through issuance of its common stock pursuant to an offering under Regulation A, where 903,960 shares were issued at $8.92 per share. In 2021, the Company raised $556,613 through issuance of its common stock, where 119,760 shares were issued at $4.65 per share. As of December 31, 2022 and 2021, there was $0 and $2,332,322 of funds held in escrow, respectively, related to these issuances. Direct offering costs related to its financing activities totaled $27,180 and $863,091 for the years ended December 31, 2022 and 2021, respectively.

Flower Turbines B.V. was a party to an Employment Agreement with Mr. Osinga. The employment agreement has a term of one year, which commenced January 1, 2020, and provides for a monthly base salary of €6,000. The Company also agreed that Mr. Osinga shall receive a commission equal to 5% of the total revenue generated in Europe, above €150,000. The Company agreed that if they were able to generate €500,000 or more in revenue in Europe during 2020, the Company shall issue Mr. Osinga an additional number of shares of Flower Turbines B.V. equal to 3% of the outstanding share capital. The employment agreement was terminated in June 2022 and his shares were purchased by the Company.

<u>Options</u>

During the year ended December 31, 2021, the Company issued 800,000 options that had no intrinsic value, and as such, no expense was recorded. 100,000 of those were for Mr. Osinga, who is no longer entitled to them as of June 2022 by leaving the Company.

NOTE 5: OPERATING LEASES

Effective July 2017, the Company entered into a lease agreement for a car. The lease term commenced July 2017 and expired in June 2022. Monthly lease obligations under the lease were $271 per month. The lease was paid off in 2021.

The Company entered into a lease agreement for office space. The lease term commenced November 1, 2019 and expired on October 31, 2020. Monthly lease obligations under the lease were $1,039 per month. Lease expense for the years ended December 31, 2022 and 2021 totaled $0 and $80,797, respectively.

On March 1, 2022, the Company entered into a 36-month lease agreement for office space. The lease requires escalating monthly lease payments ranging from $2,955 to $3,076. Lease expense for the year ended December 31, 2022 totaled $27,680.

The following is a schedule of operating lease liability as of December 31, 2022:

2023	$	49,605
2024		50,348
2025		16,932
2026		10,224
2027		1,704
Total undiscounted cash flows		128,813
Unamortized interest		(13,334)
Present value of operating lease liability	$	115,479
Operating lease liability, current	$	49,605
Operating lease liability, non-current		65,874
Present value of operating lease liability	$	115,479

NOTE 6: RELATED PARTY TRANSACTIONS

During 2019, the Company advanced funds to the founder of the Company, these funds were paid back in 2020. As of December 31, 2022 and 2021, the balance due from the stockholder under the arrangement was $0 and $0, respectively. The advance bore no interest and had no maturity date, but was fully returned. The founder of the Company was paid $0 and $10,000 for consultant services for the year ended December 31, 2022 and 2021, respectively.

NOTE 7: LOANS PAYABLE

On November 4, 2019 the Subsidiary entered into a loan agreement with a bank for total principal of $56,134. Loan A is for principal of $28,068 and bears interest at 7.5%. The loan requires monthly interest payments for 84 months with a final balloon payment on the maturity date. Loan B is for principal of $28,067, bears interest at a 7.5% fixed rate. The loan requires interest only payments for the first 24 months, followed by principal and interest payments of $468 for the next 60 months, followed by a balloon payment on the last day of the loans. Loans A and B are unsecured. Interest expense for these loans totaled $4,902 and $4,469 the years ending December 31, 2022 and 2021, respectively. Accrued interest payable totaled $0 for the years ended December 31, 2022 and 2021. Total unpaid principal balance was $44,746 and $55,934 as of December 31, 2022 and 2021, respectively.

Future minimum principal payments under the loans are as follows as of December 31:

2023	3,962
2024	4,269
2025	4,601
2026	4,850
2027	4,955
Therafter	22,110
Total	$ 44,747

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard during the current period.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

The Company has evaluated subsequent events through May 31, 2023, the date the consolidated financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure other than those below.

The Company has raised $1.4 million of proceeds from stock issued in 2023.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This is a preview for demo purposes only.

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Innovative small wind turbines

Small turbines, global impact. We believe we have the technology and products to make small wind as big as solar.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



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OVERVIEW | ABOUT | PRESS & UPDATES | REWARDS | DISCUSSION | INVESTI

REASONS TO INVEST



- Named one of America's top 10 most fundable companies by Pepperdine University Business School, with two oversubscribed StartEngine campaigns through Reg CF, raising
- Our 30-strong patent portfolio includes game-changer patents in aerodynamics & electronics, filed & granted globally. We manufacture in Europe & the US, & are scaling up manufacturing & sales out of Texas.
- As the winner of multiple awards globally, including the Yes San Francisco Cleantech Competition, new incentives for clean energy in the US, EU, & China make us the right company in the right industry at the right time.





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PREVIOUSLY CROWDFUNDED RESERVED $482,853.32

INVESTORS 223

RECENT DEVELOPMENTS

Exciting Updates

Our latest advancements include additional major size scales, an increase in patented technology, particularly electronics, and completion of a product line. Our product line R&D is one of our achievements over the last year, and we will be developing it this coming year.



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Our Products

1	**1 meter high blade Tulip (small tulip)**	On an individual pole for the ground
2	**Eco-roof energy hub**	To the right and above the 1 meter turbine; We now have a product line of installation products for combined wind and solar on roofs that we hope will open this huge market. They are special because **(1)** they require no bolts to be inserted in the roof; they stay in place from balance, weight, and friction, **(2)** they have a special design that enables the turbines to be adjusted to the vertical, and **(3)** the turbines are preset to take advantage of the bouquet effect (better performance when close to each other). The picture shown is for 3 small turbines on a flat roof; we have a version for 5 on a flat roof. Not shown is a system for a slanted roof that can adjust to any angle.
3	**The Survival Unit™**	To the right of the 1 meter turbine and below; for camping or for grid breakdowns from high winds to recharge batteries, our small turbine mounted on a cooler to be brought outside during grid breakdowns (or camping or renewable energy) to recharge batteries that can then be used for small priorities like keeping a cell phone in operation.
4	**Wind/solar charging pole**	Wind and solar, solar alone, or grid tied charging poles for, The small turbine on top of a for e-bikes and devices. We are in the middle of extending their use with an app and providing new versions for

		recreational environments, and have filed a patent for how to handle them with drones–a hot new potential market.
5	**2-meter blade height Tulip**	Great for ground and rooftop use.
6	**3-meter blade height Tulip**	Expected to be produced in a batch of 1000 units for a large oil company's special off-grid needs. It will be added to our available product mix as a 1 kilowatt turbine.
7	**5-meter blade height Tulip**	For serious power needs at ground level.
8	**AL13 Power Tower™**	The blades are made of aluminum sheet metal and are easily shipped and assembled. Modular in heights of 1 meter each up to 6 meters. These are slightly lower cost than the Tulips and made for more industrial uses.



Recent developments

1

Expansion of US operational facility headquarters in Lubbock, Texas.

**Images are computer-generated demo versions. Product is still currently under development*

Flower Turbines passed two rounds of piloting for an initial round of 1000 turbines for a major oil company.



OVERVIEW

Beauty Combined With Aerodynamic Innovations That Change The Market For Small Wind

We are paving the way for the
future
of clean tech
Innovative Technology



Technology being developed by Flower Turbines enables a new model in the small wind industry. Focused on creating beautiful, affordable, and efficient turbines for the urban/suburban market and tight spaces, we are paving the way for the future of distributed energy and providing investors with an equitable opportunity in the process.

Our Bouquet (Cluster) Effect (whereby our Tulip turbines perform better when tightly clustered as opposed to the most common turbines which perform worse when clustered) gives us a key advantage to scaling wind farms and harnessing the electricity they produce. This is likely our most serious market-changing innovation, and is protected by both aerodynamic and electronics patents. In fact, our testing found that each turbine added to a group increases the performance of each turbine in the group by 25%. **That means that 4 correctly placed turbines is the equivalent of 8 separate ones.**

That is our key to competing with already mass-produced solar costs. We have in the last year patented electronic controls that we believe will enhance this Bouquet Effect even more. The following diagram shows how each of our smallest turbines produces more power as more turbines are added.



The carefully crafted and patented (already approved in multiple countries) design of the Tulip is so aerodynamically efficient, it is actually able to take the wind entering the turbine, reverse its direction, and point toward the second blade at a higher speed than the initial wind outside. (Of course, much of the wind's force is expended on the first blade, but the right amount of air space enables the remainder to operate more efficiently.)



The red, higher velocity areas on the side show how the Bouquet Effect works--by driving wind tunnels into adjacent turbines.

We have a long list of serious competitive advantages over other small turbines:

- The Bouquet Effect Clustering
- Starting at low wind speeds
- Durability
- Beauty
- Bird-friendliness
- Efficiency of individual turbines
- Noiselessness (third party report)

Usually light turbines don't hold up in high wind speeds; usually turbines that hold up in high wind speeds are too heavy to start at low wind speeds. As the truck testing at 125 mph in this video shows, our design achieves both advantages simultaneously.

THE PROBLEM

Our Research Shows That Most Small Wind Turbines Struggle to Provide a Viable Solution

Flower Turbines aims to address what we believe are five major problems preventing the small wind sector from reaching its potential, and becoming a sustainable trillion dollar industry:

- **High noise**
- **Low efficiency**
- **Turbines close together interfere**
- **High starting speeds**
- **Dangerous to birds**

The first and second are that low noise and high efficiency are hard for most small wind solutions to achieve simultaneously and, as a result, they are unusable in areas where people live and work.

The third is that they can't be placed without interfering with each other's wind flow.

The fourth is that our turbines start operating at lower speeds than others (see this video) (0.7 meters per second, or 1.6 miles per hour, as opposed to most turbines, which, according to our research, start at 3 m/s), and current wind turbine electronics are not made to handle the low speeds. One of the remarkable facts about our turbines as this link to a video shows, is that at the same time they survive very high speeds.

And fifth, our research shows that standard turbines can pose a risk to birds. As this video shows, Flower Turbines don't.

THE SOLUTION

Flower Turbine Technology Breaks Barriers Through a Unique Combination of Beauty and Power

Flower Turbines are uniquely designed to overcome the problems facing small wind technology with improvements that make them less turbulent, more efficient, and allow them to work together in ways previously thought impossible.



We've also disrupted the market by implementing the kind of exquisitely elegant design that encourages people to embrace them as works of art. The advantage of our approach is that Flower Turbines provide a perfect solution for any area where space is limited and sustainable energy is needed such as close to people, buildings, and parking lots. Learn more about our artistic and climate change initiatives at https://www.flowerpower.vip/

It also accompanies solar beautifully, because using both together means energy during more of a daily and seasonal cycle, thereby saving on costly battery storage.

Charging products are popular in Europe and enable the electric mobility industry by giving more opportunities to recharge.



Flower Turbines Wind and Solar Bike Charging Station in Rotterdam



If you were to place our turbines next to the average competitor with 3 m/s wind, the large model turbine will already be producing 30 or more watts of electricity as the competition is first beginning to rotate.

competition is first beginning to rotate.



Each turbine propels energy to the group of turbines and enhances their performance by
25%
Medium Turbine

COMPARISON WITH SOLAR

We believe that solar and wind make a great combination and balance each other when the other is not so productive, and that microgrid projects can sometimes be cheaper, depending on the resources of sun and wind, when using wind plus solar plus fewer batteries than solar alone plus batteries, because you need a lot of extra solar to make up for a few stormy winter days in a row. In windy areas in higher latitudes, wind may be much better than solar:

Flower Turbines (Large Size) Compares Favorably to Solar in Windy Areas: Economic significance of the cluster effect

	Solar	Flower Turbines
Number of kilowatts capacity and kilowatt hours per year	20 and 27,381	20 and 50,000
Space in square meters (example: 10 story apt. building)	148.7	36
Cost of system with 30% Federal tax subsidy	$48,980	$70,000
Value of electricity per year	$4381	$8000
Payback period (years)	11.24	8.75
Revenue per square meter	$29	$222 770% Higher

This shows the marketing strategy: Use the cluster effect to make small wind farms, not one at a time sales.

* Zip Code 02532 on Cape Cod Using $0.16 per kilowatt hour

**Revenue numbers are per year and the above statistics may not be representative of performance in all windy areas.*

OUR TRACTION

Our Turbines Have Been Recognized Globally

In Flower Turbines' decade of development, we have been the recipient of numerous honors. Since its last raise on StartEngine, the company has been able to proceed with setting up manufacturing operations in Texas, and expanded its sales of wind-powered electric bike charging stations. All while continuing to win awards and recognition (in the last year, from EDP and San Francisco) that speak to the power of our technology.



2022 installation of our largest model in a shipyard in the Netherlands

Some achievements we're celebrating...
Chosen as one of the 3% to participate in Dreamit Venture's first Urbantech Accelerator
Named a winner of the US-China Innovation Forum contest
Selection by PortXL Rotterdam as one of 20 companies for investment out of 1000
Receiving an Innovation Loan from Rabobank in Europe
Selection as one of the top 45 inventions in the history of Israel
Winner of our second Energy Award in the Netherlands



Labeled as one of the 1000 best sustainable solutions by the Solar Impulse Foundation	Winner of the Yes San Francisco, Urban Sustainability Challenge in assoc. with the World Economic Forum
Chosen by the US Department of Energy as an Impel+ Innovator	Selected by renewable energy giant EDP for its innovation program

Brand awareness for Flower Turbines continues to flourish as the company has recently entered the luxury and celebrity market sphere via Flower Power. Our wind turbines are now being sold as collectible art pieces that are unique, beautiful, and functional.

One of our first US markets is battery charging with many applications such as emergency use. They were successfully tested with the Dutch military, which wrote an article on Flower Turbines. Our wind turbines are now being used for sustainable battery recharging at Coldplay's outdoor concerts.



This image shows our turbines being used at the Coldplay concert



The above is a rendering of our products. Images are computer generated demo versions. Our turbines are currently available on the market for purchase. This is a product line of special landscape designs, copyright pending.

Additionally, Pepperdine University Business School chose Flower Turbines in 2020 as one of the Top 10 Most Fundable Companies in America out of 4,500 companies after an intensive review of the people, financials, and business plan, followed by interviews and background checks. After that, the public was asked to vote for their favorites, and Flower Turbines was in the top 3.



Flower Turbines also passed an exhaustive review by the Solar Impulse Foundation to become one of their 1000 Efficient Solutions for combating climate change and was awarded the Solar Impulse label. https://solarimpulse.com/solutions-explorer/wind-tulips



Additionally, our founder and CEO, Dr. Daniel Farb was chosen as one of the 2021 Department of Energy Impel+ Innovators. (source)

Here are some of the organizations we belong to:

We also recently won recognition from Triad, a New York State program for introducing technology to the Department of Defense.


This Is What Flower Power Looks Like | Flower Turbines
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THE MARKET

Tapping Into The Potential Power of An Energized Market


Market Opportunity
Leverage exclusive cluster effect to enable projects in large numbers—large building market alone
10M large buildings in the US
X
30% in windy areas
X
10 turbines each on ground and roof (conservative)
X
$20,000 per unit on ground and $5000 on roof
=
$750B
$600B (ground) and $150B (on roof)
Example 1: Sides of roads and railroads, potential 10s of millions of units. Currently discussing initial project in China for 30,000 units along one stretch of highway
Example 2: Parking lots of malls, other large real estate (Corporate and Government): We have begun (already receiving payment) the design for turbines in a huge logistics center in Europe for one of the world's top brands

**The above graphic uses internal estimates generated by the Company*

Although the small turbines sector is projected to hit a CAGR of over 17% in the near future (source), Flower Turbines anticipates that its market-changing product will do even more to drive growth exponentially.

According to recent reports from the U.S. Department of Energy, the small wind renewable energy market thrived across various segments. The distributed wind sector contributed 11.7 MW of new capacity through 1,751 turbines, showcasing its expanding role in the renewable energy landscape.

The Megawatts were recorded at 72 in 2022, growing by 132% from 2020.

Bloomberg predicts that wind and solar will power half the world's grid by 2050 and receive $9 trillion of investment (source). We hope Flower Turbines will be part of that. Additionally, Flower Turbines has entered the exciting market of electric charging, one of the top trends in cleantech (source).

WHY INVEST

Help change the landscape of sustainability forever


Join us to revolutionize the small wind industry

Flower Turbines believes in doing its part to save the planet, not by asking for subsidies, but by creating the technological improvements that will make its products useful choices. Our goal is to provide 5% of electric power in most major markets within the next 20 years – a significant objective, designed to have a significant impact.

Fulfilling our business plan requires an up-front investment, but we are confident that the quality of our products, coupled with a demand for more, will result in healthy growth once the world becomes acquainted with our initial installations.


Scaling up!



Our first $1 million enabled Flower Turbines to expand patents and engineering and begin with manufacturing several sizes and versions, to expand its product line to the fast-growing segment of electric vehicle charging, and to develop a critical team mass in the European market. The second funding round allowed us to move into an upward sales trajectory and work on manufacturing. This third funding round enabled us to expand and develop a critical mass of people and facilities in the US market as we did in Europe. This round is aimed to bring us to profitability and manufacturing in the US and EU markets and help us initiate other market entries.

Building on what we have already achieved, Flower Turbines is excited for this round of fundraising to help us accelerate sales expansion, so that we can achieve our ultimate goal. Anyone can invest. Sign up to join us! Join the movement against climate change and for local, clean energy.

IP List for Flower Turbines; Multiple Innovations are a Core Strength of Flower Turbines

We believe it is hard to find another startup that has so much innovative technology.

IP List as of February 19, 2024 for Flower Turbines
PATENTS WITH PCT NUMBERS
IB10/052334
Title: 2-Bladed Vertical Axis Turbines
EU: 10780138.3, granted, entered in:
- Switzerland/Liechtenstein
- Germany
- France
- Great Britain
- Ireland
- Italy
Australia: 2010252559, granted as 2010252559
India: 9614/CHENP/2011, granted.
US: 13/322,578, granted as 9,255,567
Israel: 216596, granted as 216596
Canada: granted as 2,800,765

IB2012/053567
Title: VARIABLE DIAMETER AND ANGLE VERTICAL AXIS TURBINE
US: 14/232,629, granted as US20140167414
China: 201280034861.0, granted as CN103649530B

IL2015/050537
Title: Vertical Axis Turbine Clustering
US: 15/310,770, granted as 10330086
EU: 15796413.1, pending
China: 201580026019.6, granted as 2019052700130810
Brazil: 112016026981-0, pending

IL2017/050969
Title: ROOFTOP WIND TURBINE FLOW IMPROVEMENTS
US: 16324720, pending
China: 201780055226.3, granted as CN109844307B

PCT IL2019/051172
Title: Savonius Wind Turbine Ratios
In national phase in:
Argentina: P190103382
US 17/277,299
Canada 3109428
EU EP 3880957 B1, granted
Japan 100082072, granted and extra divisional filed
India 202147024348
South Africa 2021/01083, granted
Mexico MX/a/2021/002850
China 201980070040.4
UAE P6000774/2021
Brazil BR112021009142
Chile 202101253, granted
Australia 2019380766, granted

PCT US21/31856
Attaching Curved Objects to Shafts
China, 2022033001385890
US: 17/758,353
EU: 21804867.6
India: 202247052650

PCT/US22/82035
A SHAFTLESS GENERATOR FOR A FLUID TURBINE

Filed Fast Track in US: 18/195,592, granted as patent number 11,891,980

PCT/US2023/065612
FLUID TURBINE SUPPORT SYSTEM FOR AN ANGLED ROOF
US Fast Track: 18/298,584, granted as patent number 11,891,980

A Series of Omnibus PCTs Filed as SYSTEMS AND METHODS FOR OPERATING A
CLUSTER OF FLUID TURBINES
PCT/US2023/62170
PCT/US23/65609
PCT/US23/73016
US Fast Track: 18/113,381, COORDINATING BLADE ORIENTATION TO OPTIMIZE
CLUSTER POWER OUTPUT, granted as patent number 11,891,980
US Fast Track: 18/113,388, COMMON BRAKE FOR A CLUSTER OF TURBINES, granted as
patent number 11,891,980
US Fast Track: 18/195,070, DUAL MODE TURBINE COLLECTS ENERGY DURING LOW
WIND CONDITIONS
US Fast Track: 18/195,412, REGULATING TURBINE OUTPUTS TO ACHIEVE A TARGET
VOLTAGE, granted as patent number 11,885,313
US Fast Track: 18/195,437, SMART INVERTER FOR TRANSMITTING POWER FROM
MULTIPLE TURBINES TO AN ELECTRIC GRID
US Fast Track: 18/195,592, DUAL CHANNEL CONTROLLER FOR APPLYING MPPT TO
AN ARRAY OF FLUID TURBINES, granted as patent number 11,885,313
US Fast Track: 18/113,366, MPPT HIGH LEVEL CONTROL OF A TURBINE CLUSTER,
US Fast Track, 18/530,932, STEP GRADATIONS IN CHARGE CONTROLLER
CONFIGURATION, close to approval
US Fast Track, 18/393,304, APPLICATION OF MACHINE LEARNING TO AN MPPT
PROTOCOL FOR A FLUID TURBINE

PCT/US23/74425
SLEEVES FOR TURBINE SHAFTS
Omnibus PCT filed as PCT/US24/11337, SYSTEM AND METHODS FOR FLUID TURBINE
OPERATIONS
US Fast Track 18/429,577, FLAT-PACKABLE KIT FOR A TURBINE
US Fast Track, 18/442,587, Positioning Moveable Flow Turbines
To be filed as US Fast Track: Overlapping Pressure Zones

PROVISIONALS FILED:
Turbine Pole and Rooftop Concepts (2023)
Wind Turbines near exhaust fans (2023)
Drone Charging (2024)

DESIGN PATENTS
Turbine Blades
Filed in US, Japan, China, India, Australia (granted)
Minimalist Bench
Filed in China
Leaves on a Pole
Filed in China

TRADEMARKS
Flower Turbines: US serial number: 86328894 granted, EU: 018027912 granted, filed in
China,
Japan, Australia, India
Turquoise/green flower turbines logo—granted in US, Serial #number 86329027, in EU:
granted as
018028119
Filed in China
Flower Power, US serial number: 86349230, granted
Tulip Power: EU: 018180058, granted
Wind Tulip: EU, 018028120, granted
AL13 Power Tower, US, 97881086, granted
Survival Unit, US, 97582164, granted
Tulip, filed in US, 97778377

COPYRIGHTS
All small vertical axis wind turbine components of "Eco-Art", granted with registration
number
VAu-1-311-252
Metallic Tulip straight middle, curved outer edge, granted with registration number VAu
1-377-424
Vertically symmetrical Tulip Turbine, granted with registration number VAu 1-377-423
3 Landscapes, case 1-11469390241, reference ID 1-59OKU66
Flower Power Song and Them Climate Change Blues: Case #: 1-11647798401
Solar Panel Holder on a Round Wind Turbine on a Highway, Case #: 1-11742591931
Wind Turbine Eco Phrases and Copy, Case 1-12198498671

ABOUT

HEADQUARTERS
240 Central Ave.
Lawrence, NY 11559

WEBSITE
View Site ⬈

Small turbines, global impact. We believe we have the technology and products to make small
wind as big as solar.

TEAM



Dr. Daniel Farb
Founder, CEO and Director

CEO, 2013-present, experience in renewable energy, high achiever in multiple fields, degrees in business, science, and literature, startup and corporate sales experience; 30 patents; 100 books. Flower Turbines is his primary job.

CEO of Leviathan Energy, 2008-present. The Leviathan Energy group consists of related renewable energy companies, and is on hold while the majority of his time is spent working on Flower Turbines. A strong believer in the importance of ecology and an avid hiker.

Education:

National Science Foundation Innovation Corps program (US). Completed November 2017.

Course Series: Executive's Guide to Patent Strategy, Summer, 2011 and 2012, Herzliya, Israel, taught by Finnegan law firm and the University of Haifa

1999-2001: Courses at UCLA School of Business and Management, a program in International Trade and Commerce. Partially completed.

1997, Anderson School of Management, UCLA, Los Angeles, CA, a degree in Executive Management.

1978-1982, Boston University School of Medicine, Boston, MA. M.D., elected to Alpha Omega Alpha honors fraternity

1976-1977, Special Student in Science, Yale University, New Haven, Conn. An additional year of science courses after graduation.

1972-1976, Yale College, New Haven, Conn. B.A., English Literature, cum laude. Set an academic record in Yale's history by taking eight courses (double the average load, and including two senior research projects in English and Psychology along with science) in one semester and receiving all A's.

Work Experience:

2006-present, Founder, CEO, creator of most of the intellectual property, Leviathan Energy, a group of renewable energy companies in Israel and the US with innovations in a variety of wind, water, wave, and underwater turbines. Leviathan Energy Hydroelectric and Leviathan Energy Wind Lotus (predecessor of Flower Turbines) won the prestigious Eurogia label for its work. Two wind companies won second (Leviathan Energy Wind Lotus-- an Israeli company that pre-dated Flower Turbines, and which put the first small wind turbine on the Israeli grid) and third place in the Israel Cleantech Open 2010. 2011: Small wind invention (the Tulips) featured at Bloomfield Science Museum in Jerusalem as one of Israel's top 45 technologies. Exhibit on it still present. Flower Turbines LLC was located at the Long Island High Tech Incubator at Stony Brook University in 2013. Though he works for Leviathan Energy, this has been put on hold while Flower Turbines remains his primary job.

2005-2006- Patent writer and consultant with an intellectual property law firm in Ramat Gan, Israel.

1999-2005, CEO, UniversityOfHealthcare.com , and UniversityOfBusiness.com, e-learning companies for management and healthcare training.

Dr. Farb is a thought leader in the area of renewable energy. Here is an excerpt of him speaking in the Congressional Office Building in 2015: https://youtu.be/V69ZMDa9HJk

He was also chosen as one of the 2021 innovators in the Impel program run by the Department of Energy and Livermore National Laboratory for Building-integrated Wind Turbines:

https://impel.lbl.gov/2021-innovators



Warren Stoll
COO

Warren Stoll is an energetic, high-impact leader with a proven track record of success. He brings an analytical mindset and an entrepreneurial ambition to each of his ventures, and excels at navigating complex, high-stakes opportunities.

Prior to joining Flower Turbines, Warren led a series of technology and real estate businesses. Beginning in 1979, Warren raised venture capital for four start-ups, and led each company from inception to growth to a successful sale. In 1982, he founded Einstein software. The company developed the Einstein word processor, which he subsequently sold to Microsoft. He has also located, analyzed, appraised, and negotiated the purchase and sale of numerous commercial properties.

Warren has a BA from CSUN and a JD from Southwestern School of Law. He is an avid fisherman, a devoted husband / father /grandfather, and a champion chess player.

Not only is he passionate about the planet, his eye for recruiting talent has created a stellar team at Flower Turbines' Headquarters.

Mr. Stoll is also the creator of Flower Power, a product line of Flower Turbines.

Irakli Baitish
Consultant Mechanical Engineer

Ika Baitish Is a graduate of the Technion and a teacher of the engineering software Catia. He has a company, A-B Engineering, and he specializes in designing aerodynamics products for lower-cost manufacturing. Ika works with three other Technion graduates on our projects:

Yury Gurevich, Mechanical Engineer. specializes in 3D scanning, reverse engineering, and advanced surface design.

Dima Sladkov, Mechanical Engineer. specializes in materials, tolerances and manufacturing processes.

Arthur Bayzer, BS and MS in aerospace engineering, experienced with wind turbines.

Mr. Baitish works with Flower Turbines as a Consultant.

PRESS



CBS Innovation Nation
This Is What Flower Power Looks Like

[View Article]

[Show More Press]

ALL UPDATES

03.09.24

Flower Turbines in Azerbaijan

We just found out there was an article on Flower Turbines in Azernews from Azerbaijan a year ago. One of our customers bought a Sun/Wind charging station and donated it to the local university. Click to read the article:
https://www.azernews.az/business/208432.html

Now we are being invited to a clean energy virtual hackathon there.

Disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

03.05.24

Flower Turbines in SE Asia Press

https://www.ibtimes.com/petal-power-aesthetic-silent-flower-turbines-could-drive-southeast-asias-green-energy-shift-3726215

Reserve your shares now with the special bonus before the next round starts.

Disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>MAIN VIDEO + OVERVIEW SECTION VIDEO</u>

We are in the middle of a global energy transition.

Through our solutions, we are working towards a cleaner and more sustainable world for generations to come.

Flower Turbines is innovating for the global energy transition with efficient and beautiful wind turbines.

Alone and in combination with solar energy solutions, we harness the power of wind with our quiet and environmentally friendly turbines.

Combining an eco and art aesthetic they are ideal to live and work next to.

We also offer a widely adaptable charging infrastructure for small e-mobility.

Energize your mobile world and produce and use green energy, both on-and off-grid.

Think green.

Be green.

Show green.

Join the global energy transition and give visibility to your sustainability to your sustainability.

Flower Turbines.

Make every day a greener day.

<u>THE SOLUTION VIDEO</u>

Okay.

Here, it's just starting. Now let's see what the starting speed is. That's how much 0.7 meters per second.

Well, that's pretty good, here we go to the back. You see this is the cutting speed here of dispersion.

<u>THE MARKET VIDEO</u>

It may look like a colorful oversized tulip garden. But don't be fooled. These beauties are actually wind turbines that are efficient, quiet and fun to look at. I joined inventor Daniel Farb in Amsterdam to shoot the breeze about his tulip technology. Hello, Daniel and thanks for joining us on innovation nation.

Hi, mon nice to be on the show.

How did the idea for the flower turbine pop up? I think it starts when I was a child. My mother was museum director in New York, and we were so exposed to art. And my father was also among other things a science writer. So I imagined fusing science and art together a winning combination that eventually took the shape of an aerodynamic flower turbines. That's low noise and high on efficiency. How is it different from traditional energy generating turbines?

So one of the major things if you've seen the really big turbines, they operate by a principle called Lift, lift is how an airplane wing works, it's very effective, but it's very noisy and they create triggers. So you can't put them close to each other.

Not the case was flower turbines. They can create the same amount of power as traditional turbines, but much more quietly and in much less space. What happens if you put them close together,

I designed and patented, what we call the cluster effect, which means that with drag type vertical axis turbines, you can place them very close together. And not only do they not interfere with each other, they actually make their neighbors perform better. Very simply, we're driving wind tunnels from one end to the other. As they rotate, they're better together. Or as I like to say more zoom in less room.

Innovative technology that gives new meaning to the phrase flower power banks for sharing your energizing innovation with us. Thank you all so much. It was a pleasure. And thank you for having me.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]





Flower Turbines is taking reservations for a possible, upcoming round. Join the waitlist today.

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Innovative small wind turbines

Small turbines, global impact. We believe we have the technology and products to make small wind as big as solar.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$461,366.72 Reserved

OVERVIEW | ABOUT | PRESS & UPDATES | REWARDS | DISCUSSION | INVESTI

REASONS TO INVEST



- Named one of America's top 10 most fundable companies by Pepperdine University Business School, with two oversubscribed StartEngine campaigns through Reg CF, raising $9M in our last Reg A.
- Our 30-strong patent portfolio includes game-changer patents in aerodynamics & electronics, filed & granted globally. We manufacture in Europe & the US, & are scaling up manufacturing & sales out of Texas
- As the winner of multiple awards globally, including the Yes San Francisco Cleantech Competition, new incentives for clean energy in the US, EU, & China make us the right company in the right industry at the right time.





Reserve Now

PREVIOUSLY CROWDFUNDED
$14,918,974.46

RESERVED
$461,366.72

INVESTORS
214

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Recent developments

1

New US operational facility headquarters in Lubbock, Texas.





Beauty Combined With Aerodynamic Innovations That Change The Market For Small Wind



We are paving the way for the **future** of clean tech

SAFE FOR WILDLIFE

Technology being developed by Flower Turbines enables a new model in the small wind industry. Focused on creating beautiful, affordable, and efficient turbines for the urban/suburban market and tight spaces, we are paving the way for the future of distributed energy and providing investors with an equitable opportunity in the process. Our Bouquet (Cluster) Effect (whereby our Tulip turbines perform better when tightly clustered as opposed to the most common turbines which perform worse when clustered) gives us a key advantage to scaling wind farms and harnessing the electricity they produce.

In fact, our testing found that each turbine added to a group increases the performance of each turbine in the group by 25%. That means that 4 correctly placed turbines is the equivalent of 8 separate ones. That is our key to competing with already mass-produced solar costs. We are now patenting electronic controls that we believe will enhance this Bouquet Effect even more. The following diagram shows how each of our smallest turbines produces more power as more turbines are added.



The Bouquet Effect

Average Watts Per Small Wind Turbine at 10m/s

228% increase

Number of Properly Oriented Turbines

The carefully crafted and patented (already approved in multiple countries) design of the

Tulip is so aerodynamically efficient, it is actually able to take the wind entering the turbine, reverse its direction, and point toward the second blade at a higher speed than the initial wind outside. (Of course, much of the wind's force is expended on the first blade, but the right amount of air space enables the remainder to operate more efficiently.)


Velocity in Stn Frame
Contour 1
ANSYS
R19.2
Academic

The red, higher velocity areas on the side show how the Bouquet Effect works--by driving wind tunnels into adjacent turbines.


Flower Turbines Brand Video
Flower Turbines
Flower Turbines
01:06
vimeo

THE PROBLEM

Our Research Shows That Most Small Wind Turbines Struggle to Provide a Viable Solution

Flower Turbines aims to address what we believe are five major problems preventing the small wind sector from reaching its potential, and becoming a sustainable trillion dollar industry:

- **High noise**
- **Low efficiency**
- **Turbines close together interfere**
- **High starting speeds**
- **Dangerous to birds**

The first and second are that low noise and high efficiency are hard for most small wind solutions to achieve simultaneously and, as a result, they are unusable in areas where people live and work.

The third is that they can't be placed without interfering with each other's wind flow.

The fourth is that our turbines start operating at lower speeds than others (see this video) (0.7 meters per second, or 1.6 miles per hour, as opposed to most turbines, which, according to our research, start at 3 m/s), and current wind turbine electronics are not made to handle the low speeds. One of the remarkable facts about our turbines as this link to a video shows, is that at the same time they survive very high speeds.

And fifth, our research shows that standard turbines can pose a risk to birds. As this video shows, Flower Turbines don't.

THE SOLUTION

Flower Turbine Technology Breaks Barriers Through a Unique Combination of Beauty and Power

Flower Turbines are uniquely designed to overcome the problems facing small wind technology with improvements that make them less turbulent, more efficient, and allow them to work together in ways previously thought impossible.



We've also disrupted the market by implementing the kind of exquisitely elegant design that encourages people to embrace them as works of art. The advantage of our approach is that Flower Turbines provide a perfect solution for any area where space is limited and sustainable energy is needed such as close to people, buildings, and parking lots. Learn more about our artistic and climate change initiatives at https://www.flowerpower.vip/

It also accompanies solar beautifully, because using both together means energy during more of a daily and seasonal cycle, thereby saving on costly battery storage.

Our Products

Small turbine for general battery or grid power	Used as a group to connect to a battery or grid	
"Survival Unit"	A small turbine ready for emergencies in storms to provide small amounts of power for phones, lights, etc., by charging your battery	
Medium size turbine	2-meter high blades for ground or strong rooftop mounting	
Medium size turbine bouquet with art	Our luxury brand for lighting the entrance of your estate with art on the blades. Comes with solar panels	

Large turbine	Our workhorse for larger amounts of power, ideal for parking lots in malls, parks, schools, etc.
Wind/solar or solar only charging units	Made for recharging e-bikes, wheelchairs, phones, etc., off grid, usually in public spaces
Charging units, grid attached	For charging bicycles where it is simpler to use grid energy
Power Tower	Consists of modular aluminum blades of 1 meter height each, and is more cost-efficient and more recyclable

An indication of the efficiency of our Flower Turbines is that they are able to begin generating electricity at a wind speed of just 0.7 m/s (industry standard is 3 m/s). This conclusion is based on testing data in a low wind environment.

Charging products are popular in Europe and enabling other industries as they allow for more electric mobility by giving more opportunities to recharge.



Flower Turbines Wind and Solar Bike Charging Station in Rotterdam



If you were to place our turbines next to the average competitor with 3 m/s wind, the large model turbine will already be producing 30 or more watts of electricity as the competition is first beginning to rotate.





Medium Turbine

COMPARISON WITH SOLAR

We believe that solar and wind make a great combination and balance each other when the other is not so productive, and that microgrid projects can sometimes be cheaper, depending on the resources of sun and wind, when using wind plus solar plus fewer batteries than solar alone plus batteries, because you need a lot of extra solar to make up for a few stormy winter days in a row. In windy areas in higher latitudes, wind may be much better than solar:



Flower Turbines (Large Size) Compares Favorably to Solar in Windy Areas: Economic significance of the cluster effect

	Solar	Flower Turbines
Number of kilowatts capacity and kilowatt hours per year	20 and 27,381	20 and 50,000
Space in square meters (example: 10 story apt. building)	148.7	36
Cost of system with 30% Federal tax subsidy	$48,980	$70,000
Value of electricity per year	$4381	$8000
Payback period (years)	11.24	8.75
Revenue per square meter	$29	$222 770% Higher

This shows the marketing strategy: Use the cluster effect to make small wind farms, not one at a time sales.

* Zip Code 02532 on Cape Cod Using $0.16 per kilowatt hour

Revenue numbers are per year and the above statistics may not be representative of performance in all windy areas.

OUR TRACTION

Our "Bouquet Effect" Has Demonstrated Success



In Flower Turbines' decade of development, we have been the recipient of numerous honors. Since its last raise on StartEngine, the company has been able to proceed with setting up manufacturing operations in Texas, and expanded its sales of wind-powered electric bike charging stations. All while continuing to win awards that speak to the power of our technology.



2022 installation of our largest model in a shipyard in the Netherlands

Some achievements we're celebrating...

Chosen as one of the 3% to participate in Dreamit Venture's first Urbantech Accelerator

Named a winner of the US-China Innovation Forum contest

Selection by PortXL Rotterdam as one of 20 companies for investment out of 1000

Receiving an Innovation Loan from Rabobank in Europe

Selection as one of the top 45 inventions in the history of Israel

Winner of our second Energy Award in the Netherlands

Labeled as one of the 1000 best sustainable solutions by the Solar Impulse Foundation

Accepted into the Newchip Accelerator for Series A companies

Chosen by the US Department of Energy as an Impel+ Innovator

Winner of the Yes San Francisco, Urban Sustainability Challenge in assoc. with the World Economic Forum

Selected by renewable energy giant EDP for its innovation program

Brand awareness for Flower Turbines continues to flourish as the company has recently entered the luxury and celebrity market sphere via Flower Power. Our wind turbines are now being sold as collectible art pieces that are unique, beautiful, and functional.

One of our first US markets is battery charging with many applications such as emergency use. They were successfully tested with the Dutch military, which wrote an article on Flower Turbines. Our wind turbines are now being used for sustainable battery recharging at Coldplay's outdoor concerts.

Coldplay's outdoor concerts.


JOHN MCKAY

This image shows our turbines being used at the Coldplay concert



**The above is a rendering of our products. Images are computer generated demo versions. Our turbines are currently available on the market for purchase. This is a product line of special landscape designs, copyright pending.*

Additionally, Pepperdine University Business School chose Flower Turbines in 2020 as one of the Top 10 Most Fundable Companies in America out of 4,500 companies after an intensive review of the people, financials, and business plan, followed by interviews and background checks. After that, the public was asked to vote for their favorites, and Flower Turbines was in the top 3.


PEPPERDINE
GRAZIADIO
BUSINESS SCHOOL
DREAMIT
PORTXL
world port accelerator
start engine

Flower Turbines also passed an exhaustive review by the Solar Impulse Foundation to become one of their 1000 Efficient Solutions for combating climate change and was awarded the Solar Impulse label. https://solarimpulse.com/solutions-explorer/wind-tulips



Additionally, our founder and CEO, Dr. Daniel Farb was chosen as one of the 2021 Department of Energy Impel+ Innovators. (source)

Here are some of the organizations we belong to:









We also recently won recognition from Triad, a New York State program for introducing technology to the Department of Defense.



THE MARKET

Tapping Into The Potential Power of An Energized Market



Market Opportunity
Leverage exclusive cluster effect to enable projects in large numbers—large building market alone
10M large buildings in the US
X
30% in windy areas
X
10 turbines each on ground and roof (conservative)
X
$20,000 per unit on ground and $5000 on roof
=
$750B
$600B (ground) and $150B (on roof)
Example 1: Sides of roads and railroads, potential 10s of millions of units. Currently discussing initial project in China for 30,000 units along one stretch of highway
Example 2: Parking lots of malls, other large real estate (Corporate and Government): We have begun (already receiving payment) the design for turbines in a huge logistics center in Europe for one of the world's top brands

The above graphic uses internal estimates generated by the Company

Although the small turbines sector is projected to hit a CAGR of over 17% in the near future (source), Flower Turbines anticipates that its market-changing product will do even more to drive growth exponentially.

According to recent reports from the U.S. Department of Energy, the small wind renewable energy market thrived across various segments. The distributed wind sector contributed 11.7 MW of new capacity through 1,751 turbines, showcasing its expanding role in the renewable energy landscape.

The Megawatts were recorded at 72 in 2022, growing by 132% from 2020.

Bloomberg predicts that wind and solar will power half the world's grid by 2050 and receive $9 trillion of investment (source). We hope Flower Turbines will be part of that. Additionally, Flower Turbines has entered the exciting market of electric charging, one of the top trends in cleantech (source).

WHY INVEST

Help change the landscape of sustainability forever



Flower Turbines believes in doing its part to save the planet, not by asking for subsidies, but by creating the technological improvements that will make its products useful choices. Our goal is to provide 5% of electric power in most major markets within the next 20 years – a significant objective, designed to have a significant impact.

Fulfilling our business plan requires an up-front investment, but we are confident that the quality of our products, coupled with a demand for more, will result in healthy growth once the world becomes acquainted with our initial installations.



Our first $1 million enabled Flower Turbines to expand patents and engineering and begin with manufacturing several sizes and versions, to expand its product line to the fast-growing segment of electric vehicle charging, and to develop a critical team mass in the European market. The second funding round allowed us to move into an upward sales trajectory and work on manufacturing. This third funding round enabled us to expand and develop a critical mass of people and facilities in the US market as we did in Europe. This round is aimed to bring us to profitability and manufacturing in the US and EU markets and help us initiate other market entries.

other market entries.

Building on what we have already achieved, Flower Turbines is excited for this round of fundraising to help us accelerate expansion, so that we can achieve our ultimate goal. Anyone can invest. Sign up to join us! Join the movement against climate change and for local, clean energy.

IP List for Flower Turbines; Multiple Innovations are a Core Strength of Flower Turbines

We believe it is hard to find another startup that has so much innovative technology.

IP List 20240219 for Flower Turbines
PATENTS WITH PCT NUMBERS
IB10/052334
Title: 2-Bladed Vertical Axis Turbines
EU: 10780138.3, granted, entered in:
- Switzerland/Liechtenstein
- Germany
- France
- Great Britain
- Ireland
- Italy
Australia: 2010252559, granted as 2010252559
India: 9614/CHENP/2011, granted.
US: 13/322,578, granted as 9,255,567
Israel: 216596, granted as 216596
Canada: granted as 2,800,765

IB2012/053567
Title: VARIABLE DIAMETER AND ANGLE VERTICAL AXIS TURBINE
US: 14/232,629, granted as US20140167414
China: 201280034861.0, granted as CN103649530B

IL2015/050537
Title: Vertical Axis Turbine Clustering
US: 15/310,770, granted as 10330086
EU: 15796413.1, pending
China: 201580026019.6, granted as 2019052700130810
Brazil: 112016026981-0, pending

IL2017/050969
Title: ROOFTOP WIND TURBINE FLOW IMPROVEMENTS
US: 16324720, pending
China: 201780055226.3, granted as CN109844307B

PCT IL2019/051172
Title: Savonius Wind Turbine Ratios
In national phase in:
Argentina: P190103382
US 17/277,299
Canada 3109428
EU EP 3880957 B1, granted
Japan 100082072, granted and extra divisional filed
India 202147024348
South Africa 2021/01083, granted
Mexico MX/a/2021/002850
China 201980070040.4
UAE P6000774/2021
Brazil BR112021009142
Chile 202101253, granted

Australia 2019380766, granted

PCT US21/31856
Attaching Curved Objects to Shafts
China, 2022033001385890
US: 17/758,353
EU: 21804867.6
India: 202247052650

PCT/US22/82035
A SHAFTLESS GENERATOR FOR A FLUID TURBINE
Filed Fast Track in US: 18/195,592, granted as patent number 11,891,980

PCT/US2023/065612
FLUID TURBINE SUPPORT SYSTEM FOR AN ANGLED ROOF
US Fast Track: 18/298,584, granted as patent number 11,891,980

A Series of Omnibus PCTs Filed as SYSTEMS AND METHODS FOR OPERATING A
CLUSTER OF FLUID TURBINES
PCT/US2023/62170
PCT/US23/65609
PCT/US23/73016
US Fast Track: 18/113,381, COORDINATING BLADE ORIENTATION TO OPTIMIZE
CLUSTER POWER OUTPUT, granted as patent number 11,891,980
US Fast Track: 18/113,388, COMMON BRAKE FOR A CLUSTER OF TURBINES, granted as
patent number 11,891,980
US Fast Track: 18/195,070, DUAL MODE TURBINE COLLECTS ENERGY DURING LOW
WIND CONDITIONS
US Fast Track: 18/195,412, REGULATING TURBINE OUTPUTS TO ACHIEVE A TARGET
VOLTAGE, granted as patent number 11,885,313
US Fast Track: 18/195,437, SMART INVERTER FOR TRANSMITTING POWER FROM
MULTIPLE TURBINES TO AN ELECTRIC GRID
US Fast Track: 18/195,592, DUAL CHANNEL CONTROLLER FOR APPLYING MPPT TO
AN ARRAY OF FLUID TURBINES, granted as patent number 11,885,313
US Fast Track: 18/113,366, MPPT HIGH LEVEL CONTROL OF A TURBINE CLUSTER,
US Fast Track, 18/530,932, STEP GRADATIONS IN CHARGE CONTROLLER
CONFIGURATION, close to approval
US Fast Track, 18/393,304, APPLICATION OF MACHINE LEARNING TO AN MPPT
PROTOCOL FOR A FLUID TURBINE

PCT/US23/74425
SLEEVES FOR TURBINE SHAFTS
Omnibus PCT filed as PCT/US24/11337, SYSTEM AND METHODS FOR FLUID TURBINE
OPERATIONS
US Fast Track 18/429,577, FLAT-PACKABLE KIT FOR A TURBINE
US Fast Track, 18/442,587, Positioning Moveable Flow Turbines
To be filed as US Fast Track: Overlapping Pressure Zones

PROVISIONALS FILED:
Turbine Pole and Rooftop Concepts (2023)
Wind Turbines near exhaust fans (2023)
Drone Charging (2024)

DESIGN PATENTS
Turbine Blades
Filed in US, Japan, China, India, Australia (granted)
Minimalist Bench
Filed in China
Leaves on a Pole
Filed in China

TRADEMARKS

TRADEMARKS

Flower Turbines: US serial number: 86328894 granted, EU: 018027912 granted, filed in China,
Japan, Australia, India
Turquoise/green flower turbines logo—granted in US, Serial #number 86329027, in EU: granted as
018028119
Filed in China
Flower Power, US serial number: 86349230, granted
Tulip Power: EU: 018180058, granted
Wind Tulip: EU, 018028120, granted
AL13 Power Tower, US, 97881086, granted
Survival Unit, US, 97582164, granted
Tulip, filed in US, 97778377

COPYRIGHTS

All small vertical axis wind turbine components of "Eco-Art", granted with registration number
VAu-1-311-252
Metallic Tulip straight middle, curved outer edge, granted with registration number VAu 1-377-424
Vertically symmetrical Tulip Turbine, granted with registration number VAu 1-377-423
3 Landscapes, case 1-11469390241, reference ID 1-59OKU66
Flower Power Song and Them Climate Change Blues: Case #: 1-11647798401
Wind Tulip Slender Version: Case #: 1-11647938493
Wind Tulip 2022 Broad Version: Case #: 1-11648476652
Solar Panel Holder on a Round Wind Turbine on a Highway, Case #: 1-11742591931
Wind Turbine Eco Phrases and Copy, Case 1-12198498671

Flower Turbines 17b Disclosure

ABOUT

HEADQUARTERS
**670 Long Beach Blvd., Suite 201
Long Beach, NY 11561**

WEBSITE
View Site ⬀

Small turbines, global impact. We believe we have the technology and products to make small wind as big as solar.

TEAM



Dr. Daniel Farb
Founder, CEO and Director

CEO, 2013-present, experience in renewable energy, high achiever in multiple fields, degrees in business, science, and literature, startup and corporate sales experience; 30 patents; 100 books. Flower Turbines is his primary job.

CEO of Leviathan Energy, 2008-present. The Leviathan Energy group consists of related renewable energy companies, and is on hold while the majority of his time is spent working on Flower Turbines. A strong believer in the importance of ecology and an avid hiker.

Education:

National Science Foundation Innovation Corps program (US). Completed November 2017.

Course Series: Executive's Guide to Patent Strategy, Summer, 2011 and 2012, Herzliya, Israel, taught by Finnegan law firm and the University of Haifa

1999-2001: Courses at UCLA School of Business and Management, a program in International Trade and Commerce. Partially completed.

1997, Anderson School of Management, UCLA, Los Angeles, CA, a degree in Executive Management.

1978-1982, Boston University School of Medicine, Boston, MA. M.D., elected to Alpha Omega Alpha honors fraternity

1976-1977, Special Student in Science, Yale University, New Haven, Conn. An additional year of science courses after graduation.

1972-1976, Yale College, New Haven, Conn. B.A., English Literature, cum laude. Set an academic record in Yale's history by taking eight courses (double the average load, and including two senior research projects in English and Psychology along with science) in one semester and receiving all A's.

Work Experience:

2006-present, Founder, CEO, creator of most of the intellectual property, Leviathan Energy, a group of renewable energy companies in Israel and the US with innovations in a variety of wind, water, wave, and underwater turbines. Leviathan Energy Hydroelectric and Leviathan Energy Wind Lotus (predecessor of Flower Turbines) won the prestigious



Warren Stoll
COO

Warren Stoll is an energetic, high-impact leader with a proven track record of success. He brings an analytical mindset and an entrepreneurial ambition to each of his ventures, and excels at navigating complex, high-stakes opportunities.

Prior to joining Flower Turbines, Warren led a series of technology and real estate businesses. Beginning in 1979, Warren raised venture capital for four start-ups, and led each company from inception to growth to a successful sale. In 1982, he founded Einstein software. The company developed the Einstein word processor, which he subsequently sold to Microsoft. He has also located, analyzed, appraised, and negotiated the purchase and sale of numerous commercial properties.

Warren has a BA from CSUN and a JD from Southwestern School of Law. He is an avid fisherman, a devoted husband / father /grandfather, and a champion chess player.

Not only is he passionate about the planet, his eye for recruiting talent has created a stellar team at Flower Turbines' Headquarters.

Mr. Stoll is also the creator of Flower Power, a product line of Flower Turbines.



Irakli Baitish
Consultant Mechanical Engineer

Ika Baitish Is a graduate of the Technion and a teacher of the engineering software Catia. He has a company, A-B Engineering, and he specializes in designing aerodynamics products for lower-cost manufacturing. Ika works with three other Technion graduates on our projects:

Yury Gurevich, Mechanical Engineer. specializes in 3D scanning, reverse engineering, and advanced surface design.

Dima Sladkov, Mechanical Engineer. specializes in materials, tolerances and manufacturing processes.

Arthur Bayzer, BS and MS in aerospace engineering, experienced with wind turbines.

Mr. Baitish works with Flower Turbines as a Consultant.



Eurogia label for its work. Two wind companies won second (Leviathan Energy Wind Lotus-- an Israeli company that pre-dated Flower Turbines, and which put the first small wind turbine on the Israeli grid) and third place in the Israel Cleantech Open 2010. 2011: Small wind invention (the Tulips) featured at Bloomfield Science Museum in Jerusalem as one of Israel's top 45 technologies. Exhibit on it still present. Flower Turbines LLC was located at the Long Island High Tech Incubator at Stony Brook University in 2013. Though he works for Leviathan Energy, this has been put on hold while Flower Turbines remains his primary job.

2005-2006- Patent writer and consultant with an intellectual property law firm in Ramat Gan, Israel.

1999-2005, CEO, UniversityOfHealthcare.com , and UniversityOfBusiness.com, e-learning companies for management and healthcare training.

Dr. Farb is a thought leader in the area of renewable energy. Here is an excerpt of him speaking in the Congressional Office Building in 2015: https://youtu.be/V69ZMDa9HJk

He was also chosen as one of the 2021 innovators in the Impel program run by the Department of Energy and Livermore National Laboratory for Building-integrated Wind Turbines:

https://impel.lbl.gov/2021-innovators

